FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending February 28, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --





                      Publication of GlaxoSmithKline plc's
                   Annual Report 2007 and Annual Review 2007


Today, 28th February 2008, GlaxoSmithKline plc published on the Company's website, www.gsk.com, the Company's Annual Report and Annual Review in respect of the year ended 31 December 2007.

Hard copy versions of each of these publications together with the Company's Notice of Annual General Meeting will be sent to shareholders and submitted to the UK Listing Authority on or about 19th March 2008.


S M Bicknell
Company Secretary
28th February 2008



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 28, 2008                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc